United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Expro Group Holdings N.V.

(Name of Issuer)

Common Stock, €0.06 nominal value per share

(Title of Class of Securities)

N3144W105

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. N3144W105	Page 1 of 5 Pages

1	NAMES OF REPORTING PERSON HPS Investment Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,388,761
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,388,761

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,388,761
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.6%
12	TYPE OF REPORTING PERSON OO (Limited Liability Company)

SCHEDULE 13G

CUSIP No. N3144W105	Page 2 of 5 Pages

Item 1(a).	NAME OF ISSUER

Expro Group Holdings N.V., a public company organized under the laws of the Netherlands (the “Issuer”).

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

1311 Broadfield Boulevard, Suite 400 Houston, Texas 77084

Item 2(a).	NAME OF PERSON FILING

The Schedule 13G is being filed by HPS Investment Partners, LLC, a Delaware limited liability company (“HPS” or the “Reporting Person”).

HPS is the sole member of HPS Mezzanine Management III, LLC, which is the investment manager of each of Mezzanine Partners III, L.P., AP Mezzanine Partners III, L.P. and MP III Offshore Mezzanine Investments, L.P. (the “III Funds”). HPS is the sole member of HPS Mezzanine Partners, LLC, which is the investment manager of each of Mezzanine Partners, L.P., Mezzanine Partners Offshore Investment Master Fund, L.P. and Institutional Mezzanine Partners, L.P. (together with the III Funds, the “Funds”).

As such, HPS has the power to vote and dispose of the securities held by the Funds, and as such, may be deemed to beneficially own the securities held by the Funds.

In addition, Don Dimitrievich may purchase shares of Common Stock upon the exercise of options (the “Options”) that Mr. Dimitrievich holds for the benefit of the Funds. As such, HPS may be deemed to beneficially own the shares of Common Stock underlying the Options.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The business address of the Reporting Person is 40 West 57th Street, 33rd Floor, New York, New York 10019.

Item 2(c).	CITIZENSHIP

The Reporting Person is organized under the laws of the state of Delaware.

Item 2(d).	TITLE OF CLASS OF SECURITIES

Common Stock, €0.06 nominal value per share (the “Common Stock”).

Item 2(e).	CUSIP NUMBER

N3144W105

SCHEDULE 13G

CUSIP No. N3144W105	Page 3 of 5 Pages

Item 3.

Not applicable.

Item 4.	OWNERSHIP

(a-b) Amount beneficially owned:

As of December 31, 2021, HPS may be deemed to be the beneficial owner of an aggregate of 9,388,761 shares of Common Stock, comprised of (i) 9,292,097 shares of Common Stock held of record by the Funds and (ii) 96,663 shares of Common Stock that Mr. Dimitrievich may purchase upon the exercise of the Options, representing an aggregate of 8.6% of the outstanding shares of Common Stock. The percentage of the shares of Common Stock beneficially owned is based on 109,203,919 shares of Common Stock outstanding, which is the sum of (A) 109,107,256 shares of Common Stock outstanding as of November 1, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2021, and (B) 96,663 shares of Common Stock that may be purchased upon exercise of the Options.

(c) Number of shares as to which the person has:

(i) Sole power to direct the vote:

See row 5 of the cover page of the Reporting Person.

(ii) Shared power to vote or to direct the vote:

See row 6 of the cover page of the Reporting Person

(iii) Sole power to dispose or to direct the disposition of:

See row 7 of the cover page of the Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

See row 8 of the cover page of the Reporting Person.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

SCHEDULE 13G

CUSIP No. N3144W105	Page 4 of 5 Pages

Item 10.	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP No. N3144W105	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

HPS Investment Partners, LLC

By:	/s/ Don Dimitrievich

Name:	Don Dimitrievich

Title:	Managing Director